Filed Pursuant to Rule 253(g)(2)

File No. 024-11982

SUPPLEMENT DATED March 16, 2023

OFFERING CIRCULAR DATED October 19, 2022

GRAZE, INC.

The purpose of this supplement is to:

Announce the Company’s intention to terminate the offering described in the Offering Circular on October 19, 2022, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

The Company intends to close the offering for its Series B Common Stock described in the Offering Circular for new investments after April 13, 2023 (the "Termination Date"). As of the Termination Date, no further subscriptions will be accepted. Investors that have initiated the investment process as described under "Plan of Distribution" will be given the opportunity to complete investments subsequent to the Termination Date, and completed investments will be processed as promptly as possible. None of the terms of the offering have been changed. The Company retains the right to extend offering beyond the Termination Date, in its sole discretion.